

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2024

Jay Wright
General Counsel
Castellum, Inc.
1934 Old Gallows Road, Suite 350
Vienna, VA 22182

       Re: Castellum, Inc.
            Registration Statement on Form S-3
            Filed April 8, 2024
            File No. 333-278553

Dear Jay Wright:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenna Hough at 202-551-3063 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services

cc: Steven Lipstein